SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                         AMERICAN REPUBLIC REALTY FUND I
                            (Name of Subject Company)

                              MP VALUE FUND 4, LLC
                              MP VALUE FUND 6, LLC.
                    MACKENZIE PATTERSON SPECIAL FUND 3, LLC.
              PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME 3, L.P.

                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                            Copy to:
C.E. Patterson                              Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                   Derenthal & Dannhauser
1640 School Street                          One Post Street, Suite 575
Moraga, California  94556                   San Francisco, California  94104
(925) 631-9100                              (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                      Transaction                      Amount of
                      Valuation*                       Filing Fee

                       $175,000                          $35.00

* For purposes of calculating the filing fee only. Assumes the purchase of 3,500 Units at a purchase price equal to $50 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:
             Form or Registration Number:
             Filing Party:
             Date Filed:

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
             Amount Previously Paid:
             Form or Registration Number:
             Filing Party:
             Date Filed:

[ ]          Check  the  box  if  the  filing  relates   solely  to  preliminary
             communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]          third party tender offer subject to Rule 14d-1.
[ ]          issuer tender offer subject to Rule 13e-4.
[ ]          going private transaction subject to Rule 13e-3
[ ]          amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

 .
                                  TENDER OFFER

             This Tender Offer Statement on Schedule TO relates to the offer by MP VALUE FUND 4, LLC; MP VALUE FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 3, L.P.; and PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND 3, L.P. (collectively the "Purchasers") to purchase up to 3,500 units of limited partnership interest (the "Units") in AMERICAN REPUBLIC REALTY FUND I, a Wisconsin limited partnership (the "Issuer"), the subject company. The Purchasers are offering to purchase the Units at a purchase price equal to $50 per Unit, less the amount of any distributions declared or made with respect to the Units between March 1, 2000 and May 1, 2000, or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 27, 2000 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Issuer had 11,000 Units issued and outstanding held by approximately 926 Unitholders as of December 31, 1998, according to its annual report on Form 10-K for the year then ended, which is the most recent information available to the Purchasers concerning the outstanding Units. The address of the Issuer's principal executive offices is 6210 Campbell Road, Suite 140, Dallas, Texas.

             The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

Item 12.     Exhibits.
             --------

             (a)(1)  Offer to Purchase dated March 27, 2000

             (a)(2)  Letter of Transmittal

             (a)(3)  Form of Letter to Unitholders dated March 27, 2000

             (b)-(h) Not applicable.








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                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       March 27, 2000

MP VALUE FUND 4, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MP VALUE FUND 6, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MACKENZIE PATTERSON SPECIAL FUND 3, LLC.

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND 3, LP

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President






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                                  EXHIBIT INDEX


Exhibit              Description                                            Page

(a)(1)       Offer to Purchase dated March 27, 2000

(a)(2)       Letter of Transmittal

(a)(3)       Form of Letter to Unitholders dated March 27, 2000